                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*


                            Ferrellgas Partners, L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Units
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   315293-10-0
             ------------------------------------------------------
                                 (CUSIP Number)

                                  Shawna Gehres
                          The Williams Companies, Inc.
                         One Williams Center, Suite 4100
                              Tulsa, Oklahoma 74172
                                 (918) 573-2000
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  June 5, 2000
             ------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 315293-10-0                                         Page 2 of 41 Pages

                                  SCHEDULE 13D

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    The Williams Companies, Inc.              I.R.S. Identification # 73-0569878

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [X]

    N/A                                                                  (b) [ ]

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3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       [ ]

    N/A
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

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                             7      SOLE VOTING POWER
                                    16,401,848
         NUMBER OF           ---------------------------------------------------
          SHARES             8      SHARED VOTING POWER
       BENEFICIALLY                 -0-
         OWNED BY            ---------------------------------------------------
           EACH              9      SOLE DISPOSITIVE POWER
         REPORTING                  16,401,848
          PERSON             ---------------------------------------------------
           WITH              10     SHARED DISPOSITIVE POWER
                                    -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    16,401,848

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

    N/A                                                                      [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    34.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

                            STATEMENT ON SCHEDULE 13D

Note: All information herein with respect to Ferrellgas Partners, L.P., a Delaware limited partnership ("Ferrellgas"), is given to the best knowledge and belief of the Reporting Entity (as defined herein).

Item 1.           Security and Issuer

                  This statement relates to senior units (the "Senior Units") of Ferrellgas, which are convertible upon the occurrence of certain events into common units ("Common Units") of Ferrellgas.

                  The principal executive offices of Ferrellgas are located at One Liberty Plaza, Liberty Missouri 64068.

Item 2.           Identity and Background

                  This statement is being filed by The Williams Companies, Inc., a Delaware corporation ("Williams"). The principal executive offices of Williams are located at One Williams Center, Suite 4100, Tulsa, Oklahoma 74172.

                  Williams' operations are substantially conducted (a) through its energy-related subsidiaries which are principally engaged in the transportation and storage of natural gas; the exploration and production of oil and gas; natural gas gathering, processing and treating activities; the transportation of natural gas liquids and petroleum products; the production and marketing of ethanol and bio-products; light hydrocarbon/olefin transportation; ethylene production; distributed power services; retail marketing; energy commodity marketing and trading; and transportation and storage of natural gas and related activities in Canada, South America, Australia and Lithuania and (b) through its communications-related subsidiaries which are principally engaged in the ownership and operation of telecommunications fiber optic network; data-, voice- and video-transmission related products and services; video services and other multimedia services for the broadcast industry; customer-premise voice and data equipment, sales and services; nationwide network integration and management services; and related telecommunications projects in Canada, South America, Australia and Lithuania. Williams performs certain management, legal, financial, tax, consultive, administrative and other activities for its subsidiaries.

                  The name, business address, present principal occupation and citizenship of each executive officer and director of Williams are set forth in
Schedule 1 attached hereto. The filing of this statement on Schedule 13D shall not be construed as an admission that any person listed on Schedule 1 hereto is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

                  During the last five years neither Williams nor, to the best knowledge of Williams, any of its executive officers or directors (a) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.           Source and Amount of Funds

                  On December 17, 1999, Ferrellgas completed the acquisition of all of the member interests in Thermogas L.L.C. ("Thermogas") from Williams Natural Gas Liquids, Inc. ("WNGL"), a subsidiary of Williams.

                  Immediately prior to the closing, Thermogas entered into a $183 million loan and a $135 million operating tank lease financing with Bank of America, N.A. as administrative agent. Upon the funding of the loan, Thermogas distributed approximately $123.7 million of the proceeds to WNGL. The remaining proceeds from the loan remained in Thermogas. The proceeds from the operating tank lease of approximately $133.8 million, net of related financing costs, were distributed to WNGL.

                  After the funding of both the loan and the operating tank lease, Ferrellgas purchased all of the member interests in Thermogas from WNGL in consideration for the issuance of Senior Units representing limited partner interests of Ferrellgas with a face value of $175 million. On June 5, 2000, at a Special Meeting of the Unitholders of Ferrellgas, a proposal was approved by the requisite vote of the holders of the outstanding Common Units to make the Senior Units convertible into Common Units as described below.

Item 4.           Purpose of Transaction

                  The Senior Units to which this statement relates were acquired by Williams from Ferrellgas in connection with the sale of Thermogas. The Senior Units are redeemable by Ferrellgas at any time in whole or in part upon payment in cash of the face value of the Senior Units and the amount of any accrued but unpaid distributions.

                  Williams has the right to convert any outstanding Senior Units into Common Units at any time during the period commencing upon the earlier to occur of February 1, 2002 or upon the occurrence of a Material Event (as defined in the Amended and Restated Agreement of Limited Partnership of Ferrellgas). If the Senior Units are not redeemed by Ferrellgas prior to February 1, 2002 or if a Material Event occurs, Williams intends to evaluate its investment at such time and, depending upon the price of, and other market conditions, either retain or sell the Senior Units or convert them into Common Units. If Williams converts the Senior Units into Common Units, depending upon the price of and market conditions relating to, the Common Units, and other factors deemed relevant, Williams may decide to increase or decrease the size of its investment in Ferrellgas.

Item 5.           Interest in Securities of Ferrellgas

                  By virtue of its ownership of Senior Units, Williams may be deemed to own beneficially 16,401,848 Common Units based on current market conditions.

                  If the holders of the Senior Units elect to convert any or all of their Senior Units into Common Units, such number of Senior Units shall be converted into such number of fully paid and nonassessable Common Units as is equal to the product of the number of Senior Units being so converted, multiplied by the quotient of (A) 125% of the sum of (1) the Senior Unit Liquidation Preference plus (2) any accumulated and unpaid Senior Unit Distributions to and including the date of conversion, divided by (B) the Current Market Price of the Common Units as of the date of conversion.

                  Based on the recent market price of the Common Units of $13.50, the 4,428,499 Senior Units would convert into 16,401,848 Common Units, which represents a 34.4% limited partner interest in Ferrellgas.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Several provisions regarding the conversion of the Senior Units are set forth in the Amended and Restated Agreement of Limited Partnership of Ferrellgas. Williams is granted certain registration rights pursuant to a Registration Rights Agreement entered into by and between Ferrellgas and Williams, dated as of December 17, 1999. Restrictions on voting rights are set forth in Section 15.13 of the Amended and Restated Agreement of Limited Partnership. Section 17.2 sets forth certain rights of Ferrellgas, including assignment rights, to acquire Senior Units from Williams.

Item 7.           Material to be filed as Exhibits

                  Exhibit A: Amended and Restated Agreement of Limited Partnership of Ferrellgas Partners, L.P. (Incorporated by reference as Exhibit
3.1 to the Current Report on Form 8-K of Ferrellgas, dated December 29, 1999.)


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         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 15, 2000                         THE WILLIAMS COMPANIES, INC.

                                                By:  /s/ SHAWNA GEHRES
                                                    ----------------------------
                                                Name:  Shawna L. Gehres
                                                Title: Corporate Secretary

                                   SCHEDULE 1

                        EXECUTIVE OFFICERS AND DIRECTORS
                          THE WILLIAMS COMPANIES, INC.


Name and Business Address                  Citizenship              Position and Occupation
-------------------------                  -----------              -----------------------
Keith E. Bailey                              U.S.A.                 Chairman of  the Board, President, Chief
The Williams Companies, Inc.                                        Executive Officer and Director (Principal
One Williams Center                                                 Executive Officer)
Suite 4900
Tulsa, OK  74172

John C. Bumgarner, Jr.                       U.S.A.                 Senior Vice  President - Corporate  Development
The Williams Companies, Inc.                                        and Planning; President - Williams International
One Williams Center                                                 Company; Senior Vice President - Strategic
Suite 4900                                                          Investments, Williams Communications
Tulsa, OK  74172


Michael P. Johnson, Sr.                      U.S.A.                 Senior Vice President - Human Resources
The Williams Companies, Inc.
One Williams Center
Suite 4900
Tulsa, OK  74172


Jack D. McCarthy                             U.S.A.                 Senior Vice President - Finance (Principal
The Williams Companies, Inc.                                        Financial Officer)
One Williams Center
Suite 4900
Tulsa, OK  74172

William G. von Glahn                         U.S.A.                 Senior Vice President and General Counsel
The Williams Companies, Inc.
One Williams Center
Suite 4900
Tulsa, OK  74172

Gary R. Berlitz                              U.S.A.                 Controller (Principal Accounting Officer)
The Williams Companies, Inc.
One Williams Center
Suite 4800
Tulsa, OK  74172

Steven J. Malcolm                            U.S.A.                 President and Chief Executive Officer - Williams
The Williams Companies, Inc.                                        Energy Services
One Williams Center
Suite 4500
Tulsa, OK  74172

Howard E. Janzen                             U.S.A.                 President and Chief Executive Officer -
The Williams Companies, Inc.                                        Williams Communications, Inc.
One Williams Center
Suite 2600
Tulsa, OK  74172


Cuba Wadlington, Jr.                         U.S.A.                 President and Chief Executive Officer -
The Williams Companies, Inc.                                        Williams Gas Pipeline Company
One Williams Center
Suite 4900
Tulsa, OK  74172

Glenn A. Cox                                 U.S.A.                 Director; Director - Helmerich & Payne, Inc.
401 S.E. Dewey, Suite 318
Bartlesville, OK  74003

Thomas H. Cruikshank                         U.S.A.                 Director; Chairman of the Board and Chief
Sterling Plaza                                                      Executive Officer - Halliburton Company
5949 Sherry Lane, Suite 860                                         (retired 1996); Director - The Goodyear Tire &
Dallas, TX  75225                                                   Rubber Company; Director - Lehman Bros.
                                                                    Holdings, Inc.


Patricia L. Higgins                          U.S.A.                 Director; Vice President and Chief Information
One Williams Center                                                 Officer - Aluminum Company of America (retired
Tulsa, OK 74172                                                     1999); President - Worldwide Communications
                                                                    Market Sector Group of Unisys Corporation
                                                                    (retired 1997); Group Vice President - NYNEX
                                                                    (retired 1995); Chairman and Chief Executive
                                                                    Officer - The Research Board; Director - Fleet Bank N.A.


Gordon R. Parker                             U.S.A.                 Director; Director - Caterpillar, Inc.;
10101 East Dry Creek Road                                           Director - Phelps Dodge Corporation
Englewood, CO  80112

Joseph H. Williams                           U.S.A.                 Director; Director - The Prudential Insurance
The Williams Companies, Inc.                                        Co. of America
One Williams Center
Tulsa, OK  74172
Mail Drop - WMS I, 10th Floor

Frank T. MacInnis                            U.S.A.                 Director; Chairman of the Board and Chief
Chairman and CEO                                                    Executive Officer - EMCOR Group, Inc.; Chairman
Emcor Group, Inc.                                                   of the Board - ComNet Communications,
101 Merritt Seven, 7th Floor                                        Inc.; Director - UTT Corporation; Director -
Norwalk, CT 06851                                                   Portec, Inc.(retired); Director - MAPCO, Inc.
                                                                    (retired)


Peter C. Meinig                              U.S.A.                 Director;  Chairman and Chief Executive Officer -
Chairman & CEO                                                      HM  International, Inc.; Chairman - Windsor
HM International, Inc.                                              Foods Company, Ltd.; Chairman - Ninth House, Inc.
5810 East Skelly Drive, Suite 1650
Tulsa, OK  74135

Hugh M. Chapman                              U.S.A.                 Director; Chairman of the Board - Nations Bank
Bank of America Plaza                                               South (retired 1999); Director - SCANA Corporation;
600 Peachtree Street N.E., 54th Floor                               Director - West  Point  Stevens; Director -
Atlanta, GA  30308-2214                                             Print Pack, Inc.


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

Janice D. Stoney                             U.S.A.                 Director; Director - Whirlpool Corporation;
US West                                                             Director - Bridges Investment Fund]
1314 Douglas On-The-Mall
Room 1500
Omaha, NE  68102

William E. Green                             U.S.A.                 Director; Founder - William Green & Associates
1 Mirada Road                                                       (law firm); Vice President, General Counsel
Half Moon Bay, CA  94019                                            and Secretary - Information Network Radio, Inc.



W.R. Howell                                  U.S.A.                 Director; Chairman Emeritus - J.C. Penny
Chairman Emeritus                                                   Company, Inc. (retired as Chairman of the
JCPenney Company                                                    Board and Chief Executive Officer 1996);
6501 Legacy Drive                                                   Director - Exxon Corporation; Director -
Plano, TX  75024-3698                                               Warner-Lambert  Company; Director - Bankers
P.O. Box 10001                                                      Trust; Director - Halliburton Company;
Dallas, TX  75301-0001                                              Director - Central Southwest; Chairman of the
                                                                    Board of Trustees - Southern Methodist University.




James C. Lewis                               U.S.A.                 Director; Chairman of the Board - Optimus
Chairman                                                            Corporation; Director - CFT
Optimus Corporation
5727 S. Lewis, Suite 600
Tulsa, OK  74105